UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

John Morrell & Co. Salaried Employees Incentive Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

John Morrell & Co. Salaried

Employees Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

John Morrell & Co. Salaried Employees Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia

June 18, 2007

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2006	2005
Investments	$90,831,576	$62,133,897

Receivables
Participant Contributions	139,332	3,633
Employer Contributions	38,537	2,693

Total Receivables	177,869	6,326

Total Assets	91,009,445	62,140,223

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	140,513	194,731

Net assets available for benefits	$91,149,958	$62,334,954

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006
Additions to net assets attributed to
Investment Income
Net appreciation in fair value of investments	$2,226,242
Interest and dividends	2,947,337

5,173,579

Contributions
Participant	5,509,401
Employer	1,659,716
Rollover	24,400,713

31,569,830
Total additions	36,743,409

Deductions from net assets attributed to
Benefits paid to participants	7,917,091
Administrative fees	11,314

Total deductions	7,928,405

Net change	28,815,004
Net assets available for benefits
Beginning of year	62,334,954

End of year	$91,149,958

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

The following description of the John Morrell & Co. Salaried Employees Incentive Savings Plan (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by John Morrell & Co. (Company), a wholly owned subsidiary of Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of the Company who have completed one year of service and have attained the age of eighteen. The Plan excludes employees of IBFO Springdale governed by the terms of a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make additional matching contributions and/or profit sharing contributions at the option of the board of directors. Participants direct the investment of all contributions into various options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on a 5 year vesting schedule.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. Participants are limited to one outstanding loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at one percent above the prime rate at the end of the quarter in which the loan was taken. As of December 31, 2006, interest rates ranged from 5.0 to 10.50 percent.

Payment of Benefits

On termination of service a participant may elect to receive the value of his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2006, forfeited nonvested accounts totaled $41,163. These accounts will be used to reduce employer contributions.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The FSP was adopted by the Plan in the current year. As required by the FSP, the prior year statement of net assets available for benefits has been restated to conform with the current year presentation. There was no change to beginning net assets available for benefits as a result of the restatement.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2006	2005
Smithfield Foods, Inc. common stock, 111,477 shares	$ *	$3,411,208
Smithfield Stable Value Fund, 1,433,976 and 1,345,460 units, respectively	15,122,139	13,560,442
Wells Fargo Collective S&P Fund, 172,511 and 174,199 shares, respectively	10,581,834	9,227,330
Wells Fargo Advantage Small Cap Value Fund, 305,953 and 263,058 shares, respectively	9,524,316	7,936,473
Wells Fargo Advantage Government Securities Fund, 430,751 shares	*	4,505,653
Wells Fargo Advantage Large Company Core Fund, 464,266 shares	*	4,257,319
Wells Fargo Advantage Capital Growth Fund, 313,054 and 248,435 shares, respectively	5,525,339	4,203,516
Franklin Templeton Foreign Fund, 259,302 shares	*	3,287,955
American Funds Europacific Growth Fund (R4), 127,649 shares	5,869,296	*
Davis NY Venture Fund, 141,501 shares	5,450,620	*
Wells Fargo Advantage DJ Target 2020 Fund, 408,912 shares	5,810,645	*

*	Investment does not represent 5 percent of net assets available for benefits.

During 2005, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $2,226,242 as follows:

Mutual funds	$947,651
Common collective trusts	1,823,813
Group variable annuity	15,496
Common stock	(560,718)

$2,226,242

4.	Investment Contract with Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The contract is included as part of the Smithfield Stable Value Fund.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is 3.14 percent.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The following summarizes the relevant information regarding the Smithfield Stable Value Fund:

December 31, 2006	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S&P Aa2/AA	$2,842,691	$140,513
Wells Fargo Stable Value Fund N	N/A	12,279,448	—

		$15,122,139	$140,513

December 31, 2005	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S&P Aa2/AA	$3,398,291	$194,731
Wells Fargo Stable Value Fund N	N/A	10,162,151	—

		$13,560,442	$194,731

		2006	2005
Average yields for Principal guaranteed interest contract:
Based on actual earnings		3.20%	3.26%
Based on interest rate credited to participants		3.20%	3.26%

5.	Related Party Transactions

The Plan invests in certain funds managed by the trustee or its affiliate, Smithfield Foods, Inc. common stock, and in participant directed brokerage accounts through the trustee, Wells Fargo, N.A. As of December 31, 2006 and 2005, the Plan held 124,765 and 111,477 shares, respectively, of Smithfield Foods, Inc. common stock.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 18, 2004, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Acquisitions

As a result of the acquisition of substantially all of the non-turkey product assets of the branded meats business of ConAgra Foods, Inc. by Smithfield Foods, Inc. in October 2006, the new employees from that acquisition were given the opportunity to transfer their investments into the Plan. Approximately $24 million was rolled over into the Plan.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits

* * * * *

Supplemental Schedule I

John Morrell & Co. Salaried Employees Incentive Savings Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 36-2332471 Plan 003

December 31, 2006

		Total that constitute non-exempt prohibited transactions
Contributions for plan year	Participant contributions transferred late to the plan for plan year	Contributions not corrected	Contributions corrected outside VFC program	Contributions pending correction in VFC program	Total fully corrected under VFC program and PTE 2002-51
2005	$13,918	$—	$13,918	$—	$—

Late contributions for 2005 were remitted by the plan sponsor in 2005. Lost earnings have been remitted into the plan in early 2006.

Supplemental Schedule II

John Morrell & Co. Salaried Employees Incentive Savings Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 36-2332471 Plan 003

December 31, 2006

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
*	Smithfield Foods, Inc.	1,433,976	units of Smithfield Stable Value Fund at contract value	$15,262,652
*	Wells Fargo	172,511	units of Collective S&P 500 Index Fund	10,581,834
*	Wells Fargo	305,953	shares of Advantage Small Cap Value Fund	9,524,316
	American Funds	127,649	shares of Europacific Growth Funds	5,869,296
*	Wells Fargo	408,912	shares of Advantage DJ Target 2020 Fund	5,810,645
*	Wells Fargo	313,054	shares of Advantage Capital Growth Fund	5,525,399
	Davis	141,501	shares of NY Venture Fund	5,450,620
*	Wells Fargo	436,239	shares of Advantage Government Securities Fund	4,501,988
*	Wells Fargo	277,690	shares of Advantage DJ Target 2010 Fund	3,507,225
*	Calamos	61,148	shares of Growth Fund	3,295,889
	Smithfield Foods, Inc.	124,765	shares of common stock	3,201,457
	MFS	104,002	shares of Value A Fund	2,784,137
*	Wells Fargo	143,869	shares Advantage Outlook Today 2030 Fund	2,169,551
	Lord Abbett	92,835	shares of Mid-Cap Value Funs	2,079,515
*	Wells Fargo	82,976	shares of Advantage DJ Target 2040 Fund	1,443,780
*	Wells Fargo	122,069	shares of Advantage DJ Target Today Fund	1,239,003
*	Pimco	115,715	shares of Total Return Fund	1,201,118
	Clear Course	112,331	units of group variable annuity	1,198,005
*	Wells Fargo		Personal Choice Retirement Account (self-direct brokerage accounts)	3,746,482
*	Participant loans		Maturing through 2016, interest rates ranging from 5% to 10.50%, collateralized by participant accounts	2,579,179

				$90,972,089

MFS	—Massachusetts Financial Services
*	—Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN MORRELL & CO.
SALARIED EMPLOYEES INCENTIVE
SAVINGS PLAN

Smithfield Foods, Inc.
(as Plan Administrator)

Date: June 29, 2007	By:	/S/ ROBERT W. MANLY, IV
Robert W. Manly, IV
Executive Vice President and interim Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm